333 South Wabash Avenue
Chicago, IL 60604
Rosemary Quinn
Senior Vice President and
General Counsel
Telephone: 410.720.3286
Facsimile: 410.720.3260
E-mail: rosemary.quinn@cnasurety.com
Internet: www.cnasurety.com
September 11, 2009
VIA EDGAR Filing, Facsimile & U.S. Mail
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-6010
Attn:	Bryan Pitko, Attorney Advisor Division of Corporation Finance Staff Accountant
Re:	CNA Surety Corporation (“CNA Surety”)
Form 10-K for the Year Ended December 31, 2008
Filed on February 17, 2009
Schedule 14A
Filed on March 19, 2009
File No. 001-13277
Comment Letter dated July 16, 2009 (“Comment Letter”)
Dear Mr. Pitko:
CNA Surety acknowledges receipt of the above referenced Comment Letter which we received on September 4th. As confirmed during our telephone conversation, CNA Surety is preparing a substantive response to the Comment Letter and intends to file such response by September 23, 2009.
If you have any questions or need additional information in the interim, please do not hesitate to contact me at the numbers reflected above.

Very truly yours,
/s/ Rosemary Quinn
Rosemary Quinn